Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

First Quarter 2020
May 28, 2020

1	Flex LNG Ltd. First Quarter Results 2020

May 28, 2020 - Hamilton, Bermuda

Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the first quarter and three months ended March 31, 2020.

Highlights:
•	Revenues of $38.2 million for the first quarter 2020, compared to $52.0 million for the fourth quarter 2019.
•	Net loss of $14.9 million and loss per share of $0.27 for the first quarter 2020, compared to a net income of $23.9 million and earnings per share of $0.44 for the fourth quarter 2019.
•	Average Time Charter Equivalent¹ ("TCE") rate of $67,740 per day for the first quarter 2020, compared to $94,000 per day for the fourth quarter 2019.
•	Adjusted EBITDA¹ of $27.8 million for the first quarter 2020, compared to $41.6 million for the fourth quarter 2019.
•	Adjusted net income¹ of $9.3 million for the first quarter 2020, compared to $22.0 million for the fourth quarter 2019.
•	Adjusted earnings per share¹ of $0.17 for the first quarter 2020, compared to $0.41 for the fourth quarter 2019.
•	In January 2020, a 12-month extension option was exercised under the time-charter agreement for Flex Enterprise, giving a firm period until the end of the first quarter 2021.
•	In February 2020, the Company entered into a $629 million financing with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five of the newbuildings scheduled for delivery in 2020.
•	In May 2020, the Company received firm commitments from a syndicate of banks for a $125 million financing for the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021.
•
In May 2020, the Company received confirmation of credit approval from an Asian based leasing house for a $156.4 million sale and leaseback transaction for the newbuilding Flex Amber based on a term sheet signed in early April 2020.

•	On March 25, 2020 the Company paid a cash dividend of $0.10 per share for the fourth quarter 2019.

¹ Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the back part of this earnings report.

2	Flex LNG Ltd. First Quarter Results 2020

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:

“The LNG market has been very challenging this year due to another mild winter and the global covid-19 pandemic.  We have witnessed unprecedented demand destruction due to shut-downs of all major economies and more specifically shut-ins of cargoes due to historically low gas prices. These factors have adversely affected the demand for shipping and thus consequently freight rate levels. Despite this turmoil, we have been able to run our ships without any disruptions and deliver cargoes to our customers safely and on time. Our in-house technical department and crew have been hands-on to ensure that we deliver the first class service level that is expected from Flex LNG even in these very challenging times. Notwithstanding the headwinds, Flex LNG is pleased to deliver TCE trading results for Q1 of $68kpdr, which is in line with our guidance. Further, we are today pleased to announce $281 million of attractive long-term financing for the two remaining newbuildings to be financed. Flex LNG is thus well capitalized with $121 million of cash at the bank, as well as $910 million of financing in place for the $937 million remaining capex related to the seven newbuildings which are scheduled for delivery over the next twelve months. While the near term outlook for LNG shipping is challenging, the long-term outlook for LNG remains very attractive as the world turns towards cleaner energy with LNG offering cheap and abundant supplies that are displacing coal and diesel.”

Business Update
In November 2019, the Company entered into a long-term time charter with Clearlake Shipping, a subsidiary of Gunvor Group, for the newbuilding LNG carrier Flex Artemis. The period under the time-charter is up to ten years, where the first five years are firm. The time-charter will commence upon delivery of the vessel from the shipyard, scheduled for the third quarter 2020. The time-charter will have elements of variable rate of hire.

In December 2019, the Company entered into a time-charter with Endesa for the vessel Flex Ranger. Endesa, a subsidiary of Enel, is a leading company in the Spanish electricity sector and the second largest operator in the Portuguese market. The firm period under the time-charter is 12 months and will commence in direct continuation of an existing time charter with Enel, which expires end of May 2020. Endesa will also have the option to extend the time charter by an additional 12 months subsequent to the firm period.

In January 2020, a 12-month extension option was exercised under the time-charter agreement for Flex Enterprise entered into in March 2019. Following the extension, the firm period will mature at the end of the first quarter 2021. The time-charter rate under the agreement is variable as a function of overall market conditions and the charterer has remaining extension options.

3	Flex LNG Ltd. First Quarter Results 2020

In October 2019, Flex LNG Fleet Management AS, a related party, received the Document of Compliance qualifying the Company for in-house technical ship management services. The technical ship management for five of our six vessels in operation was transferred to Flex LNG Fleet Management AS between November 2019 and March 2020, with the remaining vessel scheduled to be transferred during 2020. Flex LNG Fleet Management AS will also be responsible for the technical ship management of our seven newbuildings. The Company believes that the transfer of the technical ship management to Flex LNG Fleet Management AS will put the Company in a better position to attract longer term business opportunities, as well as improving the ability to control total cost of ownership for the fleet.

The Company now has six vessels on the water and an additional seven newbuildings under construction, which are scheduled for delivery between the third quarter 2020 and the second quarter 2021.  With this fleet, Flex LNG has the ability to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin) providing for enhanced customer relationships, increased vessel utilization and shorter distance to load ports. Our fleet's characteristics are expected to meet charterers' preference for the improved unit transportation cost of larger and more fuel efficient vessels. The Flex LNG fleet represents a diversified portfolio of two stroke vessels with both M-type Electronically Controlled Gas Injection ("MEGI") and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the vessels are equipped with Full Re-liquefaction Systems ("FRS") and four are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075% respectively, making these vessels particularly suitable for long-term charters.

Results for the three months ended March 31, 2020
The Company reported vessel operating revenues of $38.2 million for the first quarter 2020, compared to $52.0 million in the fourth quarter 2019. The decrease in vessel operating revenues was due to a softer market in the first quarter of 2020 compared to the fourth quarter of 2019, which is a typical seasonal pattern.

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $1.2 million in the first quarter 2020, compared to $0.4 million in the fourth quarter 2019. The increase in voyage expenses was due to the lower utilization in the first quarter 2020 compared to the fourth quarter 2019.

Vessel operating expenses were $7.5 million in the first quarter 2020, compared to $8.1 million in the fourth quarter 2019. Vessel operating expenses in the fourth quarter 2019 were impacted by additional costs related to planned maintenance and training of crew on the vessels.

Adjusted EBITDA was $27.8 million for the first quarter 2020, down from $41.6 million for the fourth quarter 2019.

Interest expense was $10.1 million in the first quarter 2020, compared to $11.1 million in the fourth quarter 2019.  The decrease was primarily as a result of the decline in LIBOR during the first quarter 2020.

4	Flex LNG Ltd. First Quarter Results 2020

The Company recorded a loss on derivatives of $21.9 million, of which $21.8 million was unrealized, in the first quarter 2020, compared to a gain of $1.6 million, of which $1.5 million was unrealized, in the fourth quarter 2019. The loss was due to the lower long term interest rate levels as of March 31, 2020 compared to December 31, 2019. During the first quarter 2020 the Company also entered into an additional seven interest rate swaps with an aggregate notional principal of $310.0 million.

Net loss for the first quarter 2020 was $14.9 million and loss per share $0.27, compared to a net income of $23.9 million and earnings per share of $0.44 for the fourth quarter 2019.

Adjusted net income for the first quarter 2020 was $9.3 million and adjusted earnings per share $0.17, compared to an adjusted net income of $22.0 million and adjusted earnings per share of $0.41 for the fourth quarter 2019.

Cash Flow for the three months ended March 31, 2020
Total cash, cash equivalents and restricted cash were $120.8 million as of March 31, 2020, a decrease of $8.3 million during the first quarter 2020.

Net cash provided by operating activities in the first quarter 2020 was $14.1 million, compared to $37.3 million in the fourth quarter 2019. Net cash provided by operating activities for the first quarter includes a net loss of $14.9 million, adjustments of non-cash items of $39.7 million and negative working capital adjustments of $10.7 million.

Net cash provided by investing activities in the first quarter 2020 was $0.0 million, compared to $0.1 million used in the fourth quarter 2019.

Net cash used in financing activities was $20.2 million in the first quarter 2020, compared to $35.4 million provided in the fourth quarter 2019. Net cash used in financing activities in the first quarter includes a net repayment of $0.7 million under the revolving tranche of the $100 million term loan and revolving credit facility (the "$100 Million Facility"), repayment of long-term debt of $7.6 million, financing costs of $6.5 million and dividends paid of $5.4 million.

Balance Sheet as at March 31, 2020
As at March 31, 2020, total long-term debt was $771.0 million, compared to $778.8 million as at December 31, 2019. The decrease was due to the net repayment of $0.7 million under the revolving tranche of the $100 Million Facility,  repayment of long-term debt of $7.6 million and amortization of debt issuance costs of $0.4 million. As at March 31, 2020, the current portion of long term debt was $35.7 million compared to $34.6 million as at December 31, 2019.

Finance update
In February 2020, the Company entered into a $629 million financing with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings Flex Artemis, Flex Resolute, Flex Freedom, Flex Aurora and Flex Amber, all scheduled for delivery in 2020 (the “629 Million Term Loan Facility”). The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"), a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan") and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

5	Flex LNG Ltd. First Quarter Results 2020

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility also includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Further, the Company may request to replace any two of the vessels with the two remaining newbuildings Flex Volunteer and Flex Vigilant.

The combined repayment profile for the KEXIM Guaranteed Loan and the KEXIM Direct Loan is 12 years, while the Commercial Loan is structured as a non-amortizing loan, giving an overall repayment profile for the facility of 20 years. The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a term of five years from delivery of the final vessel. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of six years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents.

The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessels from the relevant shipyard.

In May 2020, the Company received firm commitments from a syndicate of banks for a $125 million term loan and revolving credit facility for the part financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility will be divided into a $100 million term loan and a $25 million revolving credit facility. The facility will have a term of five years and will be repaid in quarterly installments based on an overall repayment profile of 20 years. The Company has entered into interest rate swaps for the full amount under the facility, and the all-in interest cost, including margin, will be 3.30% p.a. The financing remains subject to final documentation and customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard. For more information see Note 14: Subsequent events.

6	Flex LNG Ltd. First Quarter Results 2020

In May 2020, the Company received confirmation of credit approval from an Asian based leasing house for a sale and leaseback transaction for the newbuilding Flex Amber based on a term sheet signed by the parties in early April 2020. The vessel is scheduled for delivery in the third quarter 2020. Under the agreed terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of 10 years. The Flex Amber is included under the $629 million Term Loan Facility, and the Company will seek to utilize the option under this facility to replace the Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter 2021. The transaction remains subject to final documentation and customary closing conditions, and is expected to be executed upon delivery of the vessel from the shipyard. For more information see Note 14: Subsequent events.

LNG Market Update
During the first quarter of 2020, spot LNG freight rates softened in line with seasonal patterns with average reported headline rates for MEGI/X-DF LNG carriers softening by 43% from $123,800 per day to $70,200 per day. In addition to the typical seasonal correction as demand in Asia slowed after the winter market, the covid-19 pandemic adversely affected demand for LNG, particularly in China, during first quarter of 2020.

According to industry sources, global LNG exports reached 99.8 million tonnes in the first quarter of 2020, which represents a growth of 13% compared to the first quarter 2019. Even with the adverse effect of covid-19, Chinese imports only fell 0.9 million tonnes, or 6%, compared to the first quarter of 2019. Subsequently, Chinese imports in April 2020 rose 1.16 million tonnes, or 27%, compared to April 2019.

Four conventional LNG carriers were reported delivered in the first quarter of 2020. Six new orders were reported during the quarter for delivery in 2022 and 2023, which were all committed to planned LNG projects. There were 510 active vessels above 125,000 cbm in the global LNG carrier fleet at the end of the quarter, excluding FSRUs. The order book at the end of the quarter amounted to 118 conventional LNG carriers, of which 44 were reported as ‘uncommitted’. In the second quarter of 2020, we expect another thirteen conventional LNG carriers to be delivered from yards.

As the US is becoming an increasingly significant supplier and shipper of LNG to the market, the volatility in US benchmark Henry Hub prices has created a challenging trading environment for exporters. LNG front future prices ranged from 2.10 to 1.70 $/Metric Million British Thermal Unit ($/MMbtu) in the first quarter, a level of volatility rarely seen in the US LNG market.

7	Flex LNG Ltd. First Quarter Results 2020

The uncertainties surrounding the development and effects of the covid-19 pandemic has affected LNG prices globally. The Asian benchmark prices ("JKM") averaged 3.23 $/MMBtu in the first quarter of 2020, compared to 5.3 $/MMBtu for the same period last year. Average European LNG prices came in at 2.77 $/MMBtu in the first quarter 2020, compared to 5.14 $/MMBtu for the same period last year. The low LNG price environment poses a challenge for trade of uncontracted volumes and the economics in floating price contracts. A significant portion of floating price contracts are linked to crude oil prices. The severe correction in crude oil prices during the first quarter may affect end user demand as local gas prices in key markets will fall. Looking at large importing regions as Asia and Europe, industry sources report of healthy year on year import growth numbers of 16% and 30% respectively, compared to first quarter 2019, partly driven by European buyers increasing their storage levels.

The severity and duration of the covid-19 pandemic and associated demand is difficult to predict, but it's reasonable to assume that energy demand will pick up again once the pandemic is under control. There is also political impetus to support cleaner energy sources post covid-19, which means that the long term positive outlook for the LNG industry remains. With a fleet of large modern ships with the latest generation efficient propulsion systems, Flex LNG is well positioned to capitalize on the global shift for cleaner energy.

8	Flex LNG Ltd. First Quarter Results 2020

First Quarter 2020 Result Presentation
Flex LNG will release its financial results for the first quarter 2020 on Thursday May 28, 2020.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/g54zgfzb

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095710
United Kingdom (local): 0844 493 3857
United States (Toll Free): +1 866 869 2321

Confirmation Code: 3476998

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

9	Flex LNG Ltd. First Quarter Results 2020

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

10	Flex LNG Ltd. First Quarter Results 2020

Board of Directors of Flex LNG Ltd.

May 28, 2020

David McManus

Marius Hermansen	Ola Lorentzon

João Saraiva E Silva	Nikolai Grigoriev

11	Flex LNG Ltd. First Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2020	2019	2019
Vessel operating revenues		38,192	51,994	19,141
Voyage expenses		(1,206)	(388)	(3,789)
Vessel operating expenses		(7,541)	(8,114)	(4,526)
Administrative expenses		(1,572)	(1,850)	(1,864)
Depreciation	7	(8,587)	(8,683)	(5,916)
Operating income		19,286	32,959	3,046
Interest income		129	349	256
Interest expense		(10,105)	(11,084)	(6,501)
Gain/(loss) on derivatives	10	(21,903)	1,589	—
Foreign exchange gain/(loss)		(2,283)	230	(205)
Other financial items		(25)	(4)	(34)
Income/(loss) before tax		(14,901)	24,039	(3,438)
Income tax (expense)/benefit		24	(183)	—
Net income/(loss)		(14,877)	23,856	(3,438)

Earnings/(loss) per share:
Basic and Diluted	3	(0.27)	0.44	(0.06)

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
Note	2020	2020	2019
Net income/(loss)	(14,877)	23,856	(3,438)
Total other comprehensive income/(loss)	—	—	—
Total comprehensive income/(loss)	(14,877)	23,856	(3,438)

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. First Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2020	2019

ASSETS

Current assets
Cash, cash equivalents and restricted cash	4	120,802	129,098
Inventory		1,991	2,686
Other current assets	5	16,554	11,791
Receivables due from related parties	12	656	315
Total current assets		140,003	143,890

Non-current assets
Derivative instruments	10	—	636
Vessel purchase prepayment	7	349,472	349,472
Vessels and equipment, net	7	1,138,674	1,147,274
Other fixed assets		8	10
Total non-current assets		1,488,154	1,497,392
Total Assets		1,628,157	1,641,282

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	8,9	(35,706)	(34,566)
Derivative instruments	10	(23,561)	(2,371)
Payables due to related parties	12	(462)	(96)
Accounts payable		(2,530)	(582)
Other current liabilities	6	(11,546)	(20,117)
Total current liabilities		(73,805)	(57,732)

Non-current liabilities
Long-term debt	8.9	(735,310)	(744,283)
Other non-current liabilities		(1)	(2)
Total non-current liabilities		(735,311)	(744,285)
Total liabilities		(809,116)	(802,017)

Equity
Share capital (March 31, 2020: 54,110,584 (December 31, 2019: 54,110,584) shares issued and outstanding, par value $0.10 per share)	13	(5,411)	(5,411)
Additional paid in capital		(1,190,113)	(1,190,049)
Accumulated deficit		376,483	356,195
Total equity		(819,041)	(839,265)
Total Equity and Liabilities		(1,628,157)	(1,641,282)

The accompanying notes are an integral part of these condensed consolidated financial statements.

13	Flex LNG Ltd. First Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2020	2019	2019

OPERATING ACTIVITIES
Net income/(loss)		(14,877)	23,856	(3,438)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Depreciation	7	8,587	8,683	5,916
Amortization of debt issuance costs		436	921	65
Share-based payments		64	65	129
Foreign exchange loss/(gain)		2,283	(9)	8
Change in fair value of derivative instruments	10	21,811	(1,525)	—
Prepaid financing costs	9	6,506	—	—
Other		(23)	13	(16)
Changes in operating assets and liabilities, net:
Inventory		695	(974)	(79)
Trade accounts receivable, net	5	3,269	360	—
Accrued income	5	2,086	(2,065)	810
Prepaid expenses	5	(7,590)	(499)	(613)
Other receivables	5	(2,528)	4,888	(3,000)
Receivables due from related parties	12	(341)	68	152
Payables due to related parties	12	366	96	(206)
Accounts payable		1,948	(351)	968
Accrued expenses	6	(1,632)	2,166	(2,009)
Deferred charter revenue	6	(6,961)	2,054	(2,553)
Other current liabilities	6	(9)	(7)	906
Provisions	6	31	(435)	(620)
Net cash provided by (used in) operating activities		14,121	37,305	(3,580)

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(7)	—
Purchase to vessels and equipment	7	15	(119)	—
Net cash provided by (used in) investing activities		15	(126)	—

FINANCING ACTIVITIES
Repayment of long term debt	9	(7,611)	(8,567)	(5,905)
Drawdown of revolving credit facility	9	48,684	49,342	—
Repayment of revolving credit facility	9	(49,342)	—	—
Financing costs	9	(6,506)	—	—
Dividends paid	3	(5,411)	(5,411)	—
Net cash (used in) provided by financing activities		(20,186)	35,364	(5,905)

Effect of exchange rate changes on cash		(2,246)	1	4
Net decrease in cash, cash equivalents and restricted cash		(8,296)	72,544	(9,481)

Cash, cash equivalents and restricted cash at the beginning of the period		129,098	56,554	55,097
Cash, cash equivalents and restricted cash at the end of the period		120,802	129,098	45,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

14	Flex LNG Ltd. First Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Three months ended
	March 31,	March 31,
	2020	2019

Number of shares outstanding
At beginning of period	54,110,584	54,099,929
Shares issued	—	4,064
At end of period	54,110,584	54,103,993

Share capital
At beginning of period	5,411	5,410
Shares issued	—	—
At end of period	5,411	5,410

Additional paid in capital
At beginning of period	1,190,049	1,189,665
Shares issued	—	59
Stock option expense	64	65
At end of period	1,190,113	1,189,789

Accumulated deficit
At beginning of period	(356,195)	(367,751)
Net loss	(14,877)	(3,438)
Dividends paid	(5,411)	—
At end of period	(376,483)	(371,189)

Total equity	819,041	824,010

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. First Quarter Results 2020

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG".  As of March 31, 2020, the Company had six LNG carriers in operation, of which four were delivered in 2018 and two in 2019. In addition, FLEX LNG has seven LNG carriers under construction with scheduled delivery in 2020 and 2021. The interim report is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2019 included in our Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

16	Flex LNG Ltd. First Quarter Results 2020

Note 3: Earnings per share
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net income/(loss)	(14,877)	23,856	(3,438)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,103,189
Share options	—	141,000	—
Weighted average number of ordinary shares, adjusted for dilution	54,110,584	54,251,584	54,103,189

Net income/(loss) per share:
Basic	(0.27)	0.44	(0.06)
Diluted	(0.27)	0.44	(0.06)

Cash Dividends per share declared	0.10	0.10	—

On February 25, 2020, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2019 of $0.10 per share. The dividend was paid on March 25, 2020, to shareholders on record as of March 10, 2020.

Note 4: Cash, cash equivalents and restricted cash
For the purpose of the condensed consolidated interim balance sheets and statement of cash flows; cash, cash equivalents and restricted cash comprise the following:
(figures in thousands of $)
	March 31,	December 31,
	2020	2019
Cash and cash equivalents	120,755	129,005
Restricted cash	47	93
Cash, cash equivalents and restricted cash	120,802	129,098

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

17	Flex LNG Ltd. First Quarter Results 2020

Note 5: Other current assets
For the purpose of the condensed consolidated interim balance sheets; other current assets includes the following:
(figures in thousands of $)
	March 31,	December 31,
	2020	2019
Prepaid expenses	10,378	2,788
Other receivables	3,572	1,044
Accrued income	448	2,534
Trade accounts receivable, net	2,156	5,425
	16,554	11,791

As at March 31, 2020, prepaid expenses includes $6.5 million of financing costs relating to the $629 million term loan facility (the "$629 Million Term Loan Facility") entered into in February 2020. For more information see Note 9; Long-term debt.

Note 6: Other current liabilities
For the purpose of the condensed consolidated interim balance sheets; other current liabilities includes the following:
(figures in thousands of $)
	March 31,	December 31,
	2020	2019
Accrued expenses	(5,295)	(6,927)
Deferred charter revenue	(5,614)	(12,575)
Other current liabilities	—	(9)
Provisions	(637)	(606)
	(11,546)	(20,117)

18	Flex LNG Ltd. First Quarter Results 2020

Note 7: Vessels and equipment, net
Movements in the three months ended March 31, 2020 for vessels and equipment may be summarized as follows:
(Unaudited figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2020	1,178,415	15,000	1,193,415
Additions	(15)	—	(15)
Newbuildings	—	—	—
Disposals	—	—	—
At March 31, 2020	1,178,400	15,000	1,193,400

Accumulated depreciation
At January 1, 2020	42,211	3,930	46,141
Charge	7,837	748	8,585
Disposals	—	—	—
At March 31, 2020	50,048	4,678	54,726

Net book value
At January 1, 2020	1,136,204	11,070	1,147,274
At March 31, 2020	1,128,352	10,322	1,138,674

Note 8: Capital commitments
Capital commitments for the Company as at March 31, 2020 are detailed in the table below:
(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	811,000	126,000	—	—	—	—	937,000
Long-term debt obligations	37,355	38,085	38,861	39,725	291,304	332,317	777,647
Total	848,355	164,085	38,861	39,725	291,304	332,317	1,714,647

As at March 31, 2020, Flex LNG had seven newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change orders if applicable, sundry buyers’ supplies, fit out, studies and lube oils.

19	Flex LNG Ltd. First Quarter Results 2020

Note 9: Long-term debt
In February 2020, the Company entered into the $629 Million Term Loan facility with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings scheduled for delivery in 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"), a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan") and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Further, the Company may request to replace any two of the vessels with the two vessels scheduled for delivery in 2021.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a term of five years from delivery of the final vessel. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.2% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.

The facility remains subject to customary closing conditions and is expected to be drawn upon delivery of the vessels from the relevant shipyard.

Note 10: Financial Instruments
In the three months ended March 31, 2020, we entered into seven interest rate swap transactions: four have a total notional principal of $225 million with concurrent effective dates of July 2020 and concurrent maturity of July 2025; and three have a total notional principal of $85 million with a concurrent effective date of September 2020 and concurrent maturity of September 2025.

As of March 31, 2020, we had entered into twelve interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate of LIBOR was swapped to a fixed rate. The total notional principal of these interest rate swaps was $485 million.

20	Flex LNG Ltd. First Quarter Results 2020

Our interest rate swap contracts as of March 31, 2020, of which none are designated as hedging instruments, are summarized as follows:
(Unaudited figures in thousands of $)
	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	August 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
	485,000

At March 31, 2020, the Company held a liability of $23.6 million (December 31, 2019: $2.4 million) and asset of $nil (December 31, 2019: $0.6 million) in relation to these interest rate swaps. The Company recorded a  loss on the interest rate swaps of $21.9 million of which $21.8 million was unrealized in the three months ended March 31, 2020, compared to a gain of $1.6 million of which $1.5 million was unrealized in the three months ended December 31, 2019. The loss on the interest swaps for the three months ended March 31, 2019 was $nil.

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2020 and December 31, 2019 consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

21	Flex LNG Ltd. First Quarter Results 2020

The carrying value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their fair value.

The fair value of long-term debt with floating interest rate and the fair value of long-term debt with fixed interest rate is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating and fixed rate long-term debt. This has been categorized as Level 2 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		March 31,	March 31,	December 31,	December 31,
		2020	2020	2019	2019
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, restricted cash and cash equivalents	Level 1	120,802	120,802	129,098	129,098
Derivative instruments receivable	Level 2	—	—	636	636
Derivative instruments payable	Level 2	23,561	23,561	2,371	2,371
Long-term debt*	Level 2	(771,016)	(777,647)	(778,849)	(785,917)
* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2020.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB, Danske Bank and DNB. There is a concentration of credit risk with respect to derivative instrument receivables to the extent that the counterparts under the derivatives are Danske Bank, ABN AMRO, SEB and Nordea.

22	Flex LNG Ltd. First Quarter Results 2020

Note 12: Related party transactions

Related Party Balances
A summary of balances due from/(to) related parties at March 31, 2020 and December 31, 2019 is as follows:

(figures in thousands of $)
	March 31,	December 31,
	2020	2019
Seatankers Management Co. Ltd	(137)	(94)
Seatankers Management Norway AS	(23)	—
Frontline Ltd	(26)	(35)
Frontline Management (Bermuda) Limited	(15)	(12)
Frontline Corporate Services Ltd	(33)	(16)
Frontline Management AS	656	601
Flex LNG Fleet Management AS	(228)	(223)
SFL Corporation Ltd	—	(2)
Related party balance	194	219

Related Party Transactions
A summary of expenses incurred from related parties is as follows:
(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Seatankers Management Co. Ltd	49	137	137
Seatankers Management Norway AS	22	21	22
Frontline Ltd	10	44	74
Frontline Management (Bermuda) Limited	1	—	—
Frontline Corporate Services Ltd	52	76	17
Flex LNG Fleet Management AS	320	223	—
SFL Corporation Ltd	1	—	—
Total related party transactions	433	501	503

We lease office space in Oslo, Norway from Seatankers Management Norway AS, and in London and Glasgow from Frontline Corporate Services Ltd.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We have an administrative services agreement with Frontline Management (Bermuda) Limited and Frontline Management AS (together referred to as "Frontline Management") under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the three months ended March 31, 2020, we paid Frontline Management $0.1 million for these services (three months ended December 31, 2019: $0.1 million).

23	Flex LNG Ltd. First Quarter Results 2020

We receive technical management supervision and other support services from Frontline Management for our vessels in operation. These services include technical supervision, purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management subcontracts these services to Frontline Management AS or other associated companies from time to time. Frontline Management provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,350 for each vessel in operation. Each of the parties may terminate the contract on three months' notice. The fee is subject to annual review. In the three months ended March 31, 2020, we paid Frontline Management $0.0 million for such services (three months ended December 31, 2019: $0.0 million).

In October 2019, Flex LNG Fleet Management AS, a related party, received a document of compliance under the ISM Code, qualifying it for technical ship management services. The technical ship management for five of our six vessels in operation was transferred to Flex LNG Fleet Management AS between November 2019 and March 2020, with the remaining vessel scheduled to be transferred during 2020. Flex LNG Fleet Management AS will also be responsible for the technical ship management of our seven newbuildings. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $359,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended March 31, 2020, we paid $0.3 million to Flex LNG Fleet Management AS for these services (three months ended December 31, 2019: $0.2 million).

Note 13: Share capital
The Company had an issued share capital at March 31, 2020 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2019: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

Note 14: Subsequent events
On April 2, 2020, the Company issued 45,000 share options to Ben Martin in connection with his appointment as Chief Commercial Officer as from April 1, 2020. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.

The Company's Board of Directors has decided not to declare any dividends for the first quarter 2020. Given the uncertainty in both the physical and financial markets, the Board of Directors believes it is prudent to preserve a substantial cash balance to avoid financial uncertainty.

24	Flex LNG Ltd. First Quarter Results 2020

In May 2020, the Company received firm commitments from a syndicate of banks for a $125 million term loan and revolving credit facility for the part financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility will be divided into a $100 million term loan and a $25 million revolving credit facility. The facility will have a term of five years and will be repaid in quarterly installments based on an overall repayment profile of 20 years. The amount available for drawdown upon delivery the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The Company has entered into interest rate swaps for the full amount under the facility, and the all-in interest cost, including margin, will be 3.30% p.a. The facility will include a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents. The financing remains subject to final documentation and customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard.

In May 2020, the Company received confirmation of credit approval from an Asian based leasing house for a sale and leaseback transaction for the newbuilding Flex Amber based on a term sheet signed by the parties in early April 2020. The vessel is scheduled for delivery in the third quarter 2020. Under the agreed terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of ten years. The agreement will include fixed price purchase options, whereby the Company will have options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company will have an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease will have a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the outstanding under the lease. The Flex Amber is included under the $629 million Term Loan Facility, and the Company will seek to utilize the option under this facility to replace the Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter 2021. The agreement will include financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, of $25 million. The transaction remains subject to final documentation and customary closing conditions, and is expected to be executed upon delivery of the vessel from the shipyard.

25	Flex LNG Ltd. First Quarter Results 2020

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net income/(loss)	(14,877)	23,856	(3,438)
Finance income	(129)	(349)	(256)
Interest expense	10,105	11,084	6,501
Income tax (expense)/credit	(24)	183	—
Depreciation	8,587	8,683	5,916
Earnings before Interest, Taxes, Depreciation and Amortization	3,662	43,457	8,723
Loss/(gain) on derivatives	21,903	(1,589)	—
Foreign exchange loss/(gain)	2,283	(230)	205
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization	27,848	41,638	8,928

26	Flex LNG Ltd. First Quarter Results 2020

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/losses and gain/loss on derivatives that includes (if any) unrealized gain/loss on derivative financial instruments held for trading. Adjusted Earnings Per Share ("EPS") represents earnings attributable to owners of the Group adjusted for non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, all adjustments calculated at Group level without deduction for non-controlling interests, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

27	Flex LNG Ltd. First Quarter Results 2020

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net income/(loss)	(14,877)	23,856	(3,438)
Loss/(gain) on derivatives	21,903	(1,589)	—
Foreign exchange gain or loss.	2,283	(230)	205
Adjusted net income	9,309	22,037	(3,233)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,103,189

Adjusted earnings per share	$0.17	$0.41	$(0.06)

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Vessel operating revenues	38,192	51,994	19,141
Less:
Voyage expenses	(1,206)	(388)	(3,789)
Time charter equivalent income	36,986	51,606	15,352

28	Flex LNG Ltd. First Quarter Results 2020

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Time charter equivalent income	36,986	51,606	15,352

Fleet onhire days	546	549	368
Time charter equivalent rate	67,740	94,000	41,717

29	Flex LNG Ltd. First Quarter Results 2020